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                             Bingham McCutchen LLP
                              One Federal Street
                               Boston, MA 02110

                               November 27, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pioneer Series Trust I
    Post-Effective Amendment to
    Registration Statement on Form N-14
    (filing relates to Pioneer Select Mid Cap Growth Fund (the "Fund")) (File Nos. 333-162545 and 811-21425)

Ladies and Gentlemen:

   On behalf of our client, Pioneer Series Trust I, a Delaware statutory trust (the "Trust"), we are hereby filing, pursuant to the requirements of Rule 497(c), the proxy statement/prospectus and statement of additional information relating to a proposed reorganization whereby substantially all of the assets of Pioneer Mid Cap Growth Fund, a Delaware statutory trust, will be transferred in a tax-free reorganization to Pioneer Select Mid Cap Growth Fund, a series of Pioneer Series Trust I, in exchange for shares of Pioneer Select Mid Cap Growth Fund.

   Please call Toby R. Serkin at (617) 951-8760 or the undersigned at
(617) 951-8454 with any questions relating to the filing.

                                                  Sincerely,

                                                  /s/ Jeremy B. Kantrowitz
                                                  ------------------------------
                                                  Jeremy B. Kantrowitz